Exhibit 7.1

Agreement and Plan of Merger

THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is entered by and between Cann American Holdings, LLC, a California limited liability company (the "LLC") and Canamed4Pets, Inc. (the "Corporation"), as of August 21, 2019. In consideration of the mutual promises and covenants contained in this Agreement the parties agree as follows:

1.	The Merger.

1.1	Surviving Entity. Upon the time of filing (the "Effective Time") of a Certificate of Merger with the Secretary of State of the State of Wyoming, and the simultaneous Certificate of Merger and Cancellation with the Secretary of State of the State of California, or such other filing as needed to effect this merger:

1.1.1	The LLC shall be merged with and into the Corporation (the "Merger") in accordance §17-16-1105 of the Wyoming Business Corporation Act.

1.1.2	The Corporation shall be the surviving entity of the Merger (hereinafter sometimes called the "Surviving Entity"), provided however that the assets, liabilities, and goodwill of the LLC shall be reported by the Corporation on its consolidated statement of financial pursuant to the formal guidelines of "acquisition accounting" or "business combination accounting" under U.S. GAAP.

1.1.3	The identity, existence, rights, privileges, powers, franchises, properties, and assets of the Corporation shall continue unaffected and unimpaired by the Merger and shall be vested in the Surviving Entity.

1.1.4	The identity and separate existence of the LLC shall cease, and all of the rights, privileges, powers, franchises, properties, and assets of the LLC shall be vested in the Surviving Entity.

1.1.5	The name of the Surviving Entity shall be changed to: Cann American Corp.

1.2	Bylaws, Directors, and Officers. From and after the Effective Time until as provided by law, the Bylaws, as amended, of the Corporation shall be the Bylaws of the Surviving Entity, and the directors and officers of the Corporation in office immediately prior to the Effective Time shall become the directors and officers of the Surviving Entity as of the Effective Time.
1.3	Ownership Conversion. At the Effective Time, each unit of Membership Interest of the LLC outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any additional action on the part of the LLC or the Corporation, be canceled; and all of the stock ownership of the Corporation existing prior to the Merger shall remain authorized and outstanding stock in the Surviving Entity following the Merger.

2.	General

2.1	Condition to the Merger. The Merger shall have been duly authorized by both the Corporation and the LLC prior to the filing of the certificates set forth in section 1.1 above effecting the Merger.

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first written above.

Cann American Holdings, LLC a California limited liability company

By: /s/ Jason Black
Jason Black, President/Manager

Cannamed4Pets,Inc.

By: /s/ Jason Black
Jason Black, President/CEO

1

Please see original signed in ink attached Agreement and Plan of merger for Canamed4Pets, Inc. ID:

2013-000638349

Whereas the surviving company will be Cann American Corp.

Thank you, Jason Black

2

STATE OF WYOMING

Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF MERGER

Cann American Holdings, LLC (California) (Unqualified Non-survivor)

Merged into Canamed4Pets, Inc. (Wyoming) (Qualified Survivor)

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this 17th day of September, 2019.

/s/ Edward A. Buchanan
[Wyoming Seal appears here]	Secretary of State

Filed Date: 09/17/2019	By: Bailey Johnson